     THIS DOCUMENT IS A COPY OF THE SCHEDULE 13D (AMENDMENT NO. 1) FILED ON
        MARCH 26, 1996 PURSUANT TO RULE 201 TEMPORARY HARDSHIP EXEMPTION

                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934


                          REGAL INTERNATIONAL, INC.
- --------------------------------------------------------------------------------
                               (Name of Issuer)


                    COMMON STOCK, PAR VALUE $.01 PER SHARE
- --------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                 758819-10-6
                     -----------------------------------
                                (CUSIP Number)

                                 Ira F. Levy
                    Goins, Underkofler, Crawford & Langdon
           1601 Elm Street, #3300, Dallas, TX 75201; (214) 969-5454
- --------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                               Communications)

                               April 22, 1996
                     -----------------------------------
           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                                 SCHEDULE 13D


CUSIP NO.     758819-10-6                                     PAGE 2 OF 5 PAGES



- --------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          HORLER HOLDINGS LIMITED
- --------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) /  /
                                                                        (b) /X/

- --------------------------------------------------------------------------------
 3    SEC USE ONLY


- --------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*


          CATEGORY OF SOURCE = WC
- --------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    /  /


- --------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


          BRITISH VIRGIN ISLANDS
- --------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                     40,500,000
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   N/A
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     40,500,000
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                     N/A
- -------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


          40,500,000
- --------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            /  /


- --------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


          49.5%
- --------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*


          CO
- --------------------------------------------------------------------------------


                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.


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                                  SCHEDULE 13D

CUSIP NO.        758819-10-6

                           REGAL INTERNATIONAL, INC.


ITEM 1.  SECURITY AND ISSUER

         This statement relates to the Common Stock, par value $.01 per share ("Common Stock") of Regal International, Inc. ("Regal"). Regal's principal executive offices are located at Highway 31 East, P. O. Box 1237, Corsicana, Texas 75151.

ITEM 2.  INDEMNITY AND BACKGROUND

         (a)     Name:

                 Horler Holdings Limited

         (b)     Principal Business:

                 Investment Holding Company

         (c)     Address of Principal Office:

                 52/F Bank of China Tower
                 1 Garden Road
                 Hong Kong

         (d) During the last five (5) years, neither Horler Holdings Limited ("HHL") nor any of its directors or officers have been convicted in a criminal proceeding.

         (e) During the last five (5) years, neither HHL nor any of its directors or officers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to judgment, decree or final order enjoining future violations of a prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         HHL is the holder of 40,500,000 shares of Common Stock (the "Shares"). HHL is a wholly owned subsidiary of China Strategic Holdings Limited ("CSH") and HHL





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acquired the Shares from CSH for $1,223,000 (CSH's basis in the Shares).  The funds to purchase the Shares came from the working capital of HHL and were not borrowed funds. CSH acquired the Shares on March 15, 1996 pursuant to the terms of a certain Stock Purchase Agreement, dated March 8, 1996 by and between Harlequin Investment Holdings Limited and CSH. Under the terms of the Stock Purchase Agreement, CSH acquired the Purchase Shares for $1,223,000. The purchase price was paid to Harlequin as follows: (i) $209,328 in cash, (ii) $211,672 by CSH's cancellation of a promissory note, dated August 8, 1994, from Harlequin to CSH in the original amount of $200,000 and (iii) $800,000 by cancellation of a promissory note from Harlequin to CSH in the original principal amount of $800,000.

ITEM 4.  PURPOSE OF TRANSACTION

         The transaction was the result of corporate planning whereby it was determined that the Shares should be held by HHL instead of its parent CSH. The Shares were acquired by HHL for investment purposes.

ITEM 5.  INTEREST IN SECURITIES OF ISSUER

         a) HHL is the beneficial owner of 40,500,000 shares of Common Stock. Such shares of Common Stock would represent 49.5% of the total shares of outstanding Common Stock. The percentage set forth in this Item 5 is based upon a total of 81,806,198 shares outstanding at March 15, 1996.

         b)      HHL has the power to dispose of and vote the Shares.

         c) Within the past sixty (60) days, HHL has not disposed of any shares of Common Stock.

         d)      Not applicable.

         e)      Not applicable.

ITEM 6.  MATERIAL TO BE FILED AS EXHIBITS

                 None.





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                                   SIGNATURES



         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         DATED:   April 26, 1996


                                        HORLER HOLDINGS LIMITED



                                        by: /s/  MA WAI MAN
                                            -----------------------------------
                                            Ma Wai Man, Authorized  Signature





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